August 27, 2010

Mr. Lyn Shenk
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Mail Stop 3561
Washington, D.C. 20549-3561

Re:           O’Charley’s Inc.
Form 10-K: For the Fiscal Year Ended December 27, 2009
Filed on March 12, 2010
File No. 000-18629
Schedule 14A
Filed on March 29, 2010
File No. 000-18629

Dear Mr. Shenk:

On behalf of O’Charley’s Inc. (the “Company”), and in response to the staff’s comments contained in your letter dated July 14, 2010 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter.  The Company’s responses to the Comment Letter correspond to the numbered comments in the Comment Letter. On July 15 the staff agreed to extend to September 3 the Company’s July 28 deadline for responding to the Comment Letter.

Form 10-K: For the Year Ended December 27, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal Year 2009 Compared with Fiscal Year 2008, page 28

1.
We note your disclosure regarding the changes in guest count and average check.  In addition to providing these percentages, please revise future filings to quantify the impacts of these changes on net revenues.  For example, please revise future filings to quantify the actual dollar amount of aggregate net revenue change during the period attributed to a change in guest count.

Response: The Company respectfully requests the Staff’s consideration of the fact that the Company’s current revenue-related disclosures include information about opened and closed restaurants, same store sales, average weekly sales per restaurant, average check, changes in average check, and changes in guest count in each of its three restaurant brands. The Company believes that these disclosures are comprehensive and adequately address the underlying reasons for changes in its prices and volume mix, and are the key variables and financial measures utilized by management in managing the business. The Company is concerned that separately quantifying the change in net revenue attributable to change in guest count and change in average check may confuse rather than inform readers of its annual and quarterly reports. The basis for this concern is that the two variables are interrelated.  For example, a restaurant company may choose to raise prices, recognizing that a price increase is likely to negatively impact guest count.  Under other circumstances, a restaurant company may choose to reduce prices or offer special price promotions in an effort to increase its guest count.

2.
We note that you discuss certain factors to which changes are attributable, but you do not quantify some of these factors.  For example, you state that cost of food and beverages improved as a percentage of revenues due to lower commodity costs, as well as changes made to your product specifications and leveraging your theoretical food cost system, partially offset by higher discounts compared to the prior year, but you do not quantify each of the different factors.  In future filings, please ensure that all material factors are analyzed and quantified to the extent practicable.

Response: In future filings, the Company will quantify the impact of material factors, to the extent such quantification is practicable. While the Company recognizes the desirability of quantifying the material factors contributing to changes in cost of goods sold, such quantification is not practicable in certain instances. There are many factors that contribute to changes in the cost of food and beverage as a percentage of sales, including changes in menu prices or promotional offerings; changes in product specifications or recipes; changes in portion sizes; changes in commodity and product prices; changes in transportation and distribution costs; and changes in methods, including changes in procedures, training, and systems. It is difficult to accurately quantify the separate impact of each.  The Company believes that its current disclosures, which discuss the directional impact of material items on its cost of food and beverage as a percentage of sales, are appropriate.

3.	Please explain to us what is meant by “leveraging our theoretical food cost system” and how this caused costs of food and beverages to decrease.

Response:  Among the systems employed by the Company to control and reduce its cost of food and beverage as a percentage of sales is its theoretical food cost system.  This is a computer-based system that compares, on a weekly basis by restaurant, our actual cost of food as a percentage of sales with the “theoretical” cost of food as a percentage of sales. The theoretical cost is based upon the actual product mix, the Company’s standard recipes, and actual product costs updated weekly.  Therefore, the difference between actual and theoretical food cost is a useful measure of food waste and/or variation from recipes.

During the past few years, the Company has emphasized the importance of its theoretical food cost system throughout the organization, making it the focus of training, of supervisory oversight, and an element in restaurant-level compensation plans.  The Company believes that a result of this emphasis (what we referred to as “leveraging our theoretical food cost system”) has been a reduction in food waste and greater adherence to recipes which in turn have positively affected the Company’s food cost as a percentage of sales.  In future filings, the Company will explain any references to “leveraging our theoretical food cost system.”

Item 8. Financial Statements and Supplementary Data

Revenues, page 46

4.
We note that you reduce restaurant operating expenses by the estimated percentage of gift cards sold that will not be redeemed.  In future filings, to the extent material, please quantify these amounts.

Response:  The Company recognizes a percentage of gift card redemptions, based upon actual experience, as a reduction in restaurant operating costs for gift cards sold that will not be redeemed. For the fiscal year ended December 27, 2009, this item reduced restaurant operating costs by $1.5 million, or approximately 0.9%. To the extent that this item is material for understanding changes in restaurant operating costs, the Company will quantify the amount in future filings.

Item 9A. Controls and Procedures, page 73

5.
Your disclosure here specifically refers to only a portion of the disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e).  That is, you did not also indicate the portion of the disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports filed or submitted under the Act is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.  Although there is no requirement to disclose the full definition, specific reference to only a portion of the definition gives the appearance of limiting management’s conclusion solely to the portion referred to.  Please represent to us and please review future filings to states management’s conclusion in regard to the company’s disclosure controls and procedures as fully defined in Exchange Act rules 13a-15(e) and 15d-15(e).  Additionally, please provide us with a copy of your proposed revised disclosure.

Response: Based upon the evaluation of disclosure controls discussed in Item 9A, the Company believes that its disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to management to allow timely decisions regarding required disclosure.  Any appearance to the contrary created by our specific reference to only a portion of the definition was unintentional. An example of our intended future disclosure, using the Company’s fiscal year ended December 27, 2009 follows:

  Under the supervision and with the participation of our management, including the principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this annual report. Based on that evaluation, the principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Schedule 14A

Executive Compensation, page 10

6.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:  The Compensation and Human Resources Committee of the Board of Directors (the “Committee”) reviewed the compensation policies and practices of the Company on March 10, 2010, and the full Board of Directors (the “Board”) reviewed the compensation policies and practices of the Company on March 11, 2010 in order to determine whether the Company’s compensation policies and practices for its employees create risks that are reasonably likely to have a material adverse effect on the Company, and whether a disclosure was necessary under Item 402(s) of Regulation S-K. Following the review, examination and discussion of the Company’s compensation policies and practices, the Committee and the Board determined that the Company’s compensation policies and practices do not encourage extensive or inappropriate risk taking by our employees (including employees other than the Company’s named executive officers), and therefore do not create risks that are reasonably likely to have a material adverse effect on the Company. Based on a review of the Company’s executive and unit-level compensation plans, the Committee and the Board determined that the Company’s compensation practices are appropriately designed to mitigate risks by balancing short-term and long-term performance objectives; establishing objective performance measures that are not easily manipulated by employees who could benefit from the achievement of such measures; by establishing caps on potential payments; and by providing oversight through a number of mechanisms, including internal audit and employee review processes.

Accordingly, in light of the Committee’s and full Board’s determination that the Company’s compensation policies and practices are not reasonably likely to have a material adverse effect on the Company, consistent with the requirements of Item 402(s) and Commission Release No. 33-9089, disclosure was not included in the Company’s 2010 Proxy Statement filed with the Commission.

As you requested in the Comment Letter, I acknowledge on behalf of the Company that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions or further comments.

Sincerely,

/s/Lawrence E. Hyatt
Lawrence E. Hyatt
Chief Financial Officer